Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated June 9, 2006

Registration No. 333-130212

MARRIOTT INTERNATIONAL, INC.

FINAL TERM SHEET

Dated: June 9, 2006

Issuer:	Marriott International, Inc.

Title of Securities:	6.200% Series H Notes due 2016

Principal Amount:	$350,000,000

Coupon (Interest Rate):	6.200%

Yield to Maturity:	6.225%

Spread to Benchmark Treasury:	125 basis points

Benchmark Treasury:	UST 5.125% due 5/15/2016

Benchmark Treasury Price and Yield:	101-5 / 4.975%

Interest Payment Dates:	Semi-annually on each June 15 and December 15, commencing on December 15, 2006

Optional Redemption:	Make-whole call plus 20 basis points

Price to Public:	99.816%

Settlement Date:	June 14, 2006

Minimum Denominations:	$1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc.

Co-Managers:

Barclays Capital Inc.

Deutsche Bank Securities Inc.

Lehman Brothers Inc.

Greenwich Capital Markets, Inc.

Banc of America Securities LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. Incorporated

Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering can arrange to send you the prospectus if you request it by calling (866) 500-5408 or (877) 858-5407.